02043376

PE 4-30-02

JUL 19 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of June 2002

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

001

Exhibit List

"Preliminary results for the year ended 30 April 2002," dated June 27, 2002.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: any forward-looking statements made by Tomkins, including those made in this document, are based on the current expectations of Tomkins only and are subject to risks and uncertainties including, but not limited to, adverse regulatory developments, changes in Tomkins' competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and other risks indicated in Tomkins' filings with the U.S. Securities and Exchange Commission. Tomkins is under no obligation to (and hereby expressly disclaims any such obligation to) update any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 4 July 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

Tomkins

Tomkins plc
East Putney House
84 Upper Richmond Road
London SW15 2ST

Tel +44 (0)20 8871 4544
Fax +44 (0)20 8877 9700
Email comments@tomkins.co.uk
Web www.tomkins.co.uk

Date 27 June 2002

Contact
Stephen J Devany
Head of Corporate Communications
Tel +44 (0) 20 8877 5153
Email sdevany@tomkins.co.uk

Rollo Head / Charlotte Festing
Finsbury
Tel +44 (0) 20 7251 3801

Preliminary results for the year ended 30 April 2002

Highlights:

- Relatively strong trading performance in generally weak markets
- Strategic review completed following appointment of Jim Nicol as CEO
- Excellent cash generation with net cash of £150.8 million (2001: net debt £6.2 million)
- Significant progress in strategic manufacturing initiatives
- Sales from continuing operations up 1.2 per cent to £3.4 billion (2001: £3.3 billion)
- Operating profits before goodwill amortisation from continuing operations lower by 13.8 per cent to £265.9 million (2001: £308.5 million), after charging restructuring costs of £26.1 million
- Profit before tax increases to £264.4 million (2001: £144.0 million)
- Earnings per share before goodwill amortisation and the effect of disposals up 1.0 per cent to 20.1 pence (2001: 19.9 pence)
- Earnings per share of 19.2 pence (2001: 1.8 pence)
- Dividends for the year maintained at 12.0 pence per share

David Newlands, Chairman, on behalf of the Board commented:

"I am delighted with the progress that the group has made during the past two years. We now have a strong balance sheet and a new Chief Executive who has the drive and vision to move the business forward. The results for the past year demonstrate that we have resilient businesses that have outperformed most of their peers. Overall we can now look to the future with confidence."

Jim Nicol, Chief Executive Officer, commented:

"I have been pleased with what I have seen at Tomkins since I joined in February. Given the good businesses and strong market positions, we will now focus, through new technologies and strategic manufacturing initiatives, on generating profitable top line growth, which is the only way to achieve consistent growth in shareholder value."

Registered in England
Number 203531
Registered Office:
East Putney House
84 Upper Richmond Road
London SW15 2ST

Introduction

The financial year to 30 April 2002 was another very busy and eventful period for Tomkins. Our trading performance was good against a background of weak trading conditions in many of our markets. We continued to bring to market a range of new products demonstrating our technical leadership. Cash flow was extremely positive further strengthening the group's financial position.

Trading performance

	2002	2001 (Restated)	Change
	£m	£m	
Sales			
- continuing businesses	3,373.8	3,335.1	+1.2%
- discontinued businesses	-	770.4	
Total sales	3,373.8	4,105.5	
Operating profit*			
- continuing businesses	265.9	308.5	-13.8%
- discontinued businesses	-	11.5	
Total operating profit	265.9	320.0	
Profit before tax	264.4	144.0	+83.6%
Profit after tax	192.9	57.1	+237.8%
Basic earnings per share* (pence)	20.1p	19.9p	+1.0%
Total dividend per share (pence)	12.0p	12.0p	-
Net cash/(debt)	150.8	(6.2)	

* Before gains on disposal and goodwill amortisation

During the year ended 30 April 2002, Group turnover was £3,373.8 million (2001: £4,105.5 million) with turnover from continuing businesses up by 1.2 per cent. Group operating profit before exceptional gains on disposals and goodwill amortisation was down 16.9 per cent to £265.9 million (2001: £320.0 million) with operating profit from continuing businesses down by 13.8 per cent. Before exceptional gains on disposals and goodwill amortisation, profit before tax amounted to £272.5 million (2001: £299.3 million) and basic earnings per share were 20.1 pence (2001: 19.9 pence). After exceptional gains on disposals of £2.4 million and goodwill amortisation of £10.5 million, profit before tax was £264.4 million (2001: £144.0 million) and earnings per share were 19.2 pence (2001: 1.8 pence).

Operating cash flow, (defined as EBITDA, before exceptional gains on disposals, less net capital expenditure and working capital movement for the period), was £380.9 million (2001: £249.3 million).

005

Strategy

Following the appointment of Jim Nicol as Chief Executive in February, a review of corporate strategy was performed, building on the work already undertaken by management prior to his joining the group. It looked in particular at technology (both in products and manufacturing systems), manufacturing initiatives and the role of the corporate centre.

Whilst maintaining the financial rigour and cost control that has been a key feature of its financial and operational performance, Tomkins will target long term value creation through the development of a much more entrepreneurial culture across the Group. In addition to profit maximisation and cash control, managers will be encouraged to focus on top line growth. The corporate centre will add value in terms of management development, the encouragement of knowledge sharing and technology development, rigorous and transparent financial discipline and the promotion of growth.

Tomkins will concentrate upon the following critical areas:

- Continuing to build upon its existing strong manufacturing businesses supplying systems and components to industrial, automotive and construction markets worldwide.
- Focusing upon the application of technology to meet customer needs. Leading edge technology will be developed internally or acquired, either directly or in partnership, to be applied to the creation of innovative products
- Achieving top line organic growth through focusing upon the development of products, markets and customers. This will be supplemented through bolt on acquisitions where we can add to our competitive positions and larger acquisitions where we believe they can achieve our aim of developing the businesses into higher technology areas.
- Creating a best-in-class management team and culture with the ability to respond rapidly to change, supported by a compensation structure that encourages and rewards entrepreneurship and is aligned closely to the interests of shareholders.
- Leveraging our existing customer relationships through the supply of a broader range of systems and products, and developing further our global relationships with customers that have global operations.
- Maintaining and improving our position as a low cost producer through strategic manufacturing initiatives, increased application of lean and six sigma techniques and the sharing of best practice across all businesses.

- Continuing to review rigorously those businesses that fail to make an adequate return in excess of their cost of capital or that do not demonstrate the capability of adding economic value to the Group in the longer term. An exit route will be found for those that are not expected to reach the required standards, allowing resources to be focused into higher value creating areas.

The Group already has a good foundation for growth and has many costs and revenue initiatives in place that are coming to fruition during the current year and more importantly in 2003. A focus on new technologies and strategic manufacturing initiatives will provide a platform for continued growth in value in the future. Upon successful completion of the changes outlined above, the Group will achieve what many companies seek - a large enterprise of global presence with an entrepreneurial culture that accelerates growth.

Capital structure

Since the announcement of the disposal of Ranks Hovis McDougall on 21 July 2000, the Group has bought back around £360 million of its shares in the market. The Board considers share buy backs to be one way of delivering shareholder value. At the present time the Board does not propose to make any further purchases, so that existing funds can be better utilised in meeting the investment needs of businesses going forward. However the authorities remain in place to recommence the programme should circumstances change.

The Board

James Nicol, aged 48, joined the Board as Chief Executive Officer on 16 February 2002. He was previously President and Chief Operating Officer of Magna International Inc., the North American automotive component and systems manufacturer, based in Aurora, Ontario, Canada.

David Snowdon, who has been a director and the Chief Operating Officer of Tomkins plc since 1996, is to leave the Board and the Company on 30 June 2002. Richard Marchant, who has been Company Secretary since 1979 and Administration Director since 1982, has advised the Board of his intention to retire before the Annual General Meeting on 6 September 2002 and an announcement about his successor will be made shortly. The Board would like to thank Richard and David for their major contribution to the Group and wish them well for the future.

Jack Keenan, aged 64, joined the Board as a non-executive director on 1 November 2001 and became a member of the Audit Committee and the Remuneration Committee. He was previously Deputy Chief Executive of Guinness United Distillers & Vintners and an executive director of Diageo plc.

Change of year end

The Board has decided to change the Company's accounting reference date from 30 April to 31 December. We have also decided to introduce quarterly reporting with effect for the year ending 31 December 2003, commencing with the three month period to 31 March 2003.

Dividend

The Board has recommended a final dividend of 7.4 pence per share payable on 7 October 2002 to shareholders on the register on 6 September 2002. This final dividend, together with the interim dividend of 4.6 pence per share paid on 8 April 2002, gives a total for the year of 12.0 pence per share (2001: 12.0 pence per share).

Outlook

Trading prospects in our principal markets are difficult to predict for the remainder of 2002. Economic conditions generally are uncertain but there are some signs of a modest improvement in demand, particularly within the industrial and automotive sectors. It is too early to say if this is indicative of a continuing trend.

We are confident that our focus and investment in new technologies and strategic cost management projects provide the platform for continued growth in shareholder value in the future.

008

OPERATING REVIEW

Air Systems Components

	2002	2001
Sales	£516.4 m	£487.9 m
Operating profit	£53.8 m	£55.3 m
Operating margin	10.4 %	11.3 %
Net operating assets	£144.9 m	£138.8 m
Return on net operating assets	37.1 %	39.8 %
Capital expenditure	£16.1 m	£12.4 m
Depreciation	£17.9 m	£13.8 m
Employees	6,909	7,129

Tomkins Air Systems Components group is the leading manufacturer of air handling components in North America, supplying the heating, ventilation and air conditioning market. The product range includes fans, grilles, registers, diffusers, fan coils and terminal units for residential and commercial applications and dampers for architectural, commercial and industrial use. Products are sold under the leading brand names in the industry, including Hart & Cooley, Ruskin, Lau, Titus, Krueger and Actionair.

Operating mainly within North America, the businesses had to contend with contrasting market conditions, with weaker commercial and industrial construction activity and a volatile, but stronger than expected, residential market. In the calendar year 2001, US non-residential construction spending was down by around 7 per cent (a reduction in square footage of around 12 per cent) but residential housing starts increased by around 4 per cent. Overall, sales were ahead of last year at £516.4 million (2001: £487.9 million) but operating profits were lower at £53.8 million (2001: £55.3 million). In constant currencies, and adjusting for acquisitions, sales and operating profit were lower by 7.7 per cent and 9.8 per cent respectively. Lower operating margins of 10.4 per cent (2001: 11.3 per cent) reflected the operational gearing effect of lower volumes and some pricing pressures in the residential market, offset by a favourable product mix and the benefit of cost reduction initiatives.

Strict control of discretionary spending, implementation of further lean manufacturing initiatives and other productivity and efficiency measures helped to mitigate some of the effects of these difficult trading conditions. Further rationalisation resulted in the closure of three manufacturing facilities. Overall headcount was reduced by 5 per cent (excluding the effect of the acquisition of American Metal Products) and annual cost savings of around £6.0 million were achieved.

Sales and profits in the US Residential market were in line with last year despite strong competitive pricing pressures. American Metal Products, which was acquired for $40 million in November, has now been fully integrated. This acquisition broadened our product offering by the inclusion of venting and gutter protection ranges, strengthened our manufacturing base with plants in Mississippi and Mexico, and expanded our distribution capabilities, particularly into the important US West Coast market.

Sales of components to original equipment manufacturers in the commercial heating, ventilation and air conditioning market were difficult. Weak end markets, coupled with some destocking by customers, led to sales and profits being substantially down on the previous year. Performance in the industrial and commercial markets was better with overall operating profits similar to last year, helped by continued improvements in efficiency and some market share gains. The Titus product range was expanded by the acquisition of the fan coil business of Superior Rex. The new manufacturing facility in Thailand was commissioned during the year and its initial product range, which included comfort control dampers, fire dampers and smoke dampers which were installed in Bangkok's new mass rapid transport system, is being expanded.

The development of new products has been stimulated by the continual strengthening of regulations for improved indoor air quality, customers' requirements for reduced building energy consumption and the architects' demands for components that blend into a building's design. Several have been brought to the market during the year including a storm-proof louvre with an outside air measuring station, a high temperature restaurant exhaust blower with enhanced grease extraction capabilities, a round architectural diffuser for use with increasingly popular exposed ductwork applications and a specialized fan for air conditioning trucks at overnight stops. In addition, our research facilities have developed sophisticated computational fluid dynamics software to enable architects and engineers to model accurately the flow of air around a building, thereby optimizing the configuration of the air handling system.

010

Engineered & Construction Products

	2002	2001
Sales	£871.5 m	£878.9 m
Operating profit	£77.8 m	£85.4 m
Operating margin	8.9 %	9.7 %
Net operating assets	£231.3 m	£248.3 m
Return on net operating assets	33.6 %	34.4 %
Capital expenditure	£16.3 m	£20.7 m
Depreciation	£25.2 m	£22.2 m
Employees	10,104	10,915

Tomkins Engineered & Construction Products group manufactures a range of engineered products for a variety of end markets primarily related to the building, construction, truck and trailer and automotive industries. Over 90 per cent of the sales are within North America. Each of the business areas has a good competitive position as a result of a strong branded product offering and low manufacturing cost base. Long established relationships in the channels to market also provide competitive strength.

Overall turnover was in line with last year at £871.5 million (2001: £878.9 million) but operating profits reduced to £77.8 million (2001: £85.4 million). In constant currencies, and adjusting for disposals, sales were down 8.2 per cent and operating profits were down 16.2 per cent. Lower operating margins of 8.9 per cent (2001: 9.7 per cent) reflected the low margins on contract revenues in material handling, the operational gearing effect of lower volumes, some pricing pressures in the Lasco pipe fittings business and the plant closure costs in the Philips doors and windows business. Cost reduction initiatives in the businesses have contributed around £3.0 million of benefits in the year and overall the headcount has been reduced by 5 per cent.

Lasco Bathware and Fittings (33 per cent of business group's turnover)
Overall sales in local currencies were 6.4 per cent ahead of last year and profits were 5.1 per cent ahead. Bathware performed well, helped by relatively buoyant US residential construction and home improvement markets and its relationship to supply own label products to Whirlpool. Fittings had a tough year as its important irrigation market weakened and PVC raw material price increases cut into margins. Since the end of the financial year, Lasco Composites has been sold to Crane Co. for $43.6 million in cash.

Philips (19 per cent of business group's turnover)
Sales of doors and windows were down by 5.2 per cent but profits showed improvement even after incurring costs of £2.3 million to exit from the Cucamonga aluminium window business in California. Its core business of supplying the manufactured housing and recreational vehicle market picked up towards the end of the year after difficult trading conditions. However good progress has been made

in building a position in the residential vinyl door and window market with the launch of its high specification, thermally efficient Marquee range.

Material handling (16 per cent of business group's turnover)

Dearborn Mid West, whose principal customers are the large US automobile manufacturers and the US Postal Service, had a very difficult year with sales and profits substantially down on last year. The automotive manufacturers significantly reduced their capital investment and refurbishment projects and the US Postal Service diverted investment towards the detection of dangerous contaminants in the mail following the tragic events of 11 September 2001. Mayfran, which supplies waste handling systems to the engineering industry around the world, did well in a weak market with sales and profits similar to last year.

Dexter Wheels & Axles (21 per cent of business group's turnover)

Dexter, which supplies wheels and non-drive axles for recreational vehicles, manufactured housing and truck and other trailers, produced an excellent performance despite the depressed state of some of its major markets. Although sales were down by 4.1 per cent, improvements in manufacturing efficiency and strict cost control mitigated the impact on profits. In particular, it did well in the utility and industrial market and latterly in the improving recreational vehicle market.

Valves, taps and mixers (11 per cent of business group's turnover)

The UK business was affected by the slow down in the UK construction market and the consequent de-stocking by distributors and so sales and operating profits were lower. In South Africa and North America trading performance was marginally ahead of last year, despite weak markets.

Industrial & Automotive

	2002	2001
Sales	£1,985.9 m	£1,968.3 m
Operating profit	£146.9 m	£191.8 m
Operating margin*	8.7%	9.3%
Net operating assets	£760.6 m	£870.2 m
Return on net operating assets	18.6%	22.0%
Capital expenditure	£98.4 m	£104.6 m
Depreciation	£86.7 m	£76.8 m
Employees	23,596	25,400

* Before operating exceptional items

Tomkins Industrial & Automotive group manufactures a wide range of systems and components for the industrial and automotive markets through four business areas, Power Transmission, Fluid Power, Fluid Systems and Wiper Systems selling to original equipment manufacturers and the replacement markets throughout the world. In addition the group has a number of discrete businesses that manufacture products primarily for the automotive replacement markets. Its brands include Gates, Stant, Schrader and Trico.

During the financial year, the world's automotive manufacturers produced a mixed performance with estimated production down around 10 per cent in North America, flat in Europe and slightly lower in the Far East. In the USA, production levels were better than might have been the case after the tragic events of 11 September 2001, as customer incentives stimulated sales.

During the year ended 30 April 2002, the Industrial & Automotive group reported sales in line with the previous year at £1,985.9 million (2001: £1,968.3 million). Operating profits of £146.9 million (2001: £191.8 million), were after charging £26.1 million for restructuring costs across a number of its businesses (2001: after crediting exceptional income of £18.7 million on the Bando settlement and charging restructuring costs of £9.4 million). Excluding the effects of currency translation, disposals and the exceptional restructuring costs and income, sales and operating profits were down 2.0 per cent and 3.3 per cent respectively compared to the previous year. Operating margins before restructuring costs were 8.7 per cent (2001: 9.3 per cent before restructuring costs and other operating exceptional items) with cost savings and product and market mix largely mitigating the effect of operational gearing from lower volumes and pricing pressures.

During the year, manufacturing cost improvement programmes contributed around £15 million of benefit and head count reduced by around 6.5 per cent. We have also made significant progress in improving efficiencies across many of our plants by the use of lean manufacturing and six sigma techniques. As explained in the Financial Review, additional restructuring programmes are now being implemented which are likely to give rise to further exceptional operating costs of approximately £30 million in the eight month accounting period to 31 December 2002.

013

Power Transmission (40 per cent of business group's turnover)
Although the reduction in world automotive production affected business with the original equipment manufacturers, the results benefited from a resilient performance in the less cyclical aftermarket. Therefore turnover during the year was down around 1.8 per cent compared with the previous year and operating profits were higher by 4.0 per cent.

North America, which currently comprises just over half of the Power Transmission business, saw turnover slightly down but reported profits ahead of last year. In Europe, a small increase in turnover produced lower profits mainly due to the short term effect of supplying inventory from the USA during the transfer of some production from Belgium to Poland. In the Far East, the businesses benefited from earlier reorganisations and performed satisfactorily despite difficult market conditions.

The Power Transmission division has put in place several cost reduction plans to contain discretionary spending and these have already shown benefits, particularly in North America. In the longer term, several strategic manufacturing plans are being implemented. These include the construction of the new manufacturing facilities in Poland for the European market and in Thailand for the Far East market. A new Polychain plant to supply drive belts to the motorcycle industry is currently being commissioned in Dumfries, Scotland and will be operational shortly.

A number of power transmission product developments have seen good progress during the year. The Gates Engine Module, which consolidates an engine's front-end systems into a single assembly, has attracted considerable interest from manufacturers. The division is also in discussions with a number of car companies about its Electro Mechanical Drive System, which uses leading edge belt technology together with a combined starter motor and alternator to produce a stop start engine configuration. The Polychain belt for motorcycles is now being supplied to several of the world's leading manufacturers including BMW and Harley Davidson.

Fluid Power (16 per cent of business group's turnover)
This business, which supplies the construction, mining, agricultural and other industrial equipment markets, had a difficult year as many of its customers cut back significantly on production. However its rapid and focused response to this downturn led to an overall satisfactory performance, with reported sales and profits down by only 9.6 per cent and 2.6 per cent respectively.

New product initiatives have continued with sales being achieved for Tuff Coat, a patented plating process, Xtra Tuff, an abrasion resistant covering for hose and Jiffy-Tite Coupling and Nylon Air-Brake hose for the truck and bus programme.

Wiper Systems (14 per cent of business group's turnover)
Overall sales in this division were reduced by around 4.1 per cent mainly due to the effect of the division's current dependence upon the weaker North American market, lower production volumes of

some of its major platforms such as the Ford Explorer and pricing pressures, offset by an increase in aftermarket sales resulting from the launch of the Teflon blade. Although the division benefited from cost improvement programmes particularly in Europe and Australia, the operational gearing effect of the reduced sales caused profits to fall by 13.0 per cent.

The Dunstable facility in England will close shortly with production moving to Pontypool in Wales and to Mexico. A charge of £13.2 million has been made during the year for the restructuring cost of the project, which will involve a total capital expenditure of £7 million and total revenue expenditure of £16 million through to March 2003. The project is expected ultimately to yield annual cost savings of around £5 million.

Some of the recent new product developments in the Wiper Systems business have now entered commercial production. The innovative Beam Blade will be launched shortly on the Dodge Viper and the Ford Crown Victoria. The Vision Module, which incorporates all the elements of a vehicle's wiper system in a single module, is being delivered for automotive assembly in Australia. Significant new platform awards for the Beam Blade are anticipated. The Teflon blade is expected to generate significant growth in sales in both the North American and European aftermarket, building on the successful launch this year.

Fluid Systems (12 per cent of business group's turnover)
In common with the other divisions, Fluid Systems was affected by the reduction in North American automotive original equipment production. However, sales of its innovative and market leading remote tyre pressure monitoring systems ("RTPMS") contributed to a 1.9 per cent increase in divisional sales. Operating profit increased by 6.3 per cent, with lower profits in North America and France offsetting the benefits from remote tyre pressure monitoring.

The division has been quick to respond to the opportunities created by stricter environmental and safety legislation and this has led to substantial new business during the year. Stant has developed a range of new advanced valves for use in automotive fuel systems to prevent vapour leakage during filling up. In the USA, final TREAD Act 2000 regulations have been published, which will gradually make direct or indirect tyre pressure monitoring compulsory for all vehicles sold there. In Europe the product is being promoted as an important safety feature and is being adopted without legislation. Schrader Electronics has been awarded the largest single contract so far for this technology with an order for its direct RTPMS system from General Motors, supplying all its light truck platforms sold into the US market. In addition Ford in the US have confirmed Schrader Electronics as their only direct RTPMS system supplier through to 2005 with substantial volume on the entire Ford sport utility vehicle range confirming Schrader as the lead supplier of this technology. In fact Schrader now supply a long list of vehicle manufacturers including GM, Ford, Daimler-Chrysler, Renault, PSA, Nissan, and Opel, with several others in development contract stage.

Other industrial & automotive sales (18 per cent of business group's turnover)

Sales and operating profits of other industrial & automotive products, which are primarily aftermarket products, were substantially unchanged. Since the year end, the UK based Gates consumer and industrial products division, which included Tredaire carpet underlay and Hunter wellingtons, was sold for £24 million in cash.

FINANCIAL REVIEW

Financial results

For the year to 30 April 2002 sales of the Group were £3,373.8 million (2001: £4,105.5 million). Operating profit before exceptional losses on disposals and goodwill amortisation amounted to £265.9 million (2001: £320.0 million). Profit before tax for the period was £264.4 million (2001: £144.0 million).

Sales of the Air Systems Components group increased by 5.8 per cent to £516.4 million (2001: £487.9 million). Of this increase, £19.3 million was due to the effect of the acquisition of American Metal Products and Superior Rex and £50.9 million due to exchange rate movements, leaving an underlying decrease of £41.7 million representing 7.7 per cent. Operating profit declined by 2.7 per cent to £53.8 million (2001: £55.3 million).

Sales of the Engineered & Construction Products group decreased by 0.8 per cent to £871.5 million (2001: £878.9 million). The effect of disposals contributed £6.2 million of the decrease and exchange rate movements resulted in an increase £77.0 million, leaving an underlying decrease of £78.2 million representing 8.2 per cent. Operating profit reduced by 8.9 per cent to £77.8 million (2001: £85.4 million).

Sales of the Industrial & Automotive group were up by 0.9 per cent to £1,985.9 million (2001: £1,968.3 million). Of this increase, £88.3 million was due to exchange rate movements. The effect of disposals was a decrease of £29.1 million leaving an underlying decrease of £41.6 million representing 2 per cent. Operating profit declined by 23.4 per cent to £146.9 million (2001: £191.8 million). Of this decline £35.4 million was the effect of operating exceptional items, leaving an underlying decrease of 5.2 per cent.

The average rate of exchange used for the translation of the dollar denominated results of the group which account for around 70 per cent of the group's turnover and profits was £=$1.43 (2001: £=$1.59).

Margins

Operating margins reduced in the period with Air Systems Components at 10.4 per cent (2001: 11.3 per cent), Engineered & Construction Products at 8.9 per cent (2001: 9.7 per cent) and Industrial & Automotive at 7.4 per cent (2001: 9.7 per cent). The Industrial & Automotive operating margin before operating exceptional items stood at 8.7 per cent (2001: 9.3 per cent). Overall operating margins were 7.9 per cent (2001 (continuing business only): 9.3 per cent).

Goodwill

Goodwill amortisation in the year amounted to £10.5 million (2001: £9.6 million). During the year, goodwill relating to disposals amounted to £12.8 million.

Operating exceptional items

Restructuring costs of £26.1 million incurred during the year have been treated as an operating exceptional item. These costs related primarily to the closure of our Wiper Systems facility in Dunstable and the rationalisation of manufacturing capacity in North America.

We have continued to identify strategic cost management projects aimed at improving our cost competitiveness. In the main these projects relate to further rationalisation of productive capacity in North America and the relocation of manufacturing facilities into low cost areas.

The costs of these new projects and continuing charges associated with the projects started in 2001, will give rise to further operating exceptional items of some £30 million in our eight month accounting period to 31 December 2002.

Over the four year period through to December 2004 we will have incurred total cash expenditure of the order of £180 million of which around £95 million will have been capital expenditure. This includes the projects to establish power transmission capacity in low cost areas such as Poland and Thailand.

We currently estimate the financial benefit of these projects by 2004 will be of the order of £40 million per annum.

Loss on disposal of operations

In May 2001 we completed the disposal of Smith & Wesson. In addition, during the year we sold Totectors, Northern Rubber, Sunvic Controls and the bellows business of Standard Thomson. Taking into account the provision for loss on disposal existing at 30 April 2001 of £66 million, the net loss on disposal of these companies amounted to £1.1 million in the year. In addition £1.4 million of costs relating to the ongoing sale of companies were incurred during the year.

On 15 May 2002 we disposed of Gates consumer and industrial division. A provision relating to the expected loss on disposal of £3.5 million has been established comprising £3.2 million in respect of goodwill previously written off reserves and £0.3 million of capitalised goodwill.

018

On 24 May 2002 Lasco Composites was sold. The profit on this disposal after taking account of goodwill will be of the order of £18 million and will be accounted for in the eight months to 31 December 2002.

Profit on disposal of fixed assets

The sale of part of our Denver campus was completed in December. A profit of £8.4 million has been recognised.

Finance costs

Net interest income in the period was £6.6 million (2001: cost of £20.7 million). The group had an average net cash balance during the period of £52.0 million due to strong operating cash flow and the receipt of proceeds from disposals. The interest figure includes £9.2 million relating to the foreign currency balance sheet hedging arrangement, which unwound during the period. This benefit will not recur in future periods.

The type and the currency of the cash and loan balances affect the net interest position of the group. Although we have net cash, this is made up of gross cash and gross debt.

The gross debt includes the sterling bond in the UK, which is at a floating rate of around 6.5 per cent and debt in other countries at an average rate of around 8 per cent. The majority of the cash balances are denominated in US Dollars and Sterling earning lower rates of income than the cost of the gross debt. This will give rise to a net interest charge.

Earnings per share

Earnings per share before goodwill amortisation and exceptional items was 20.1 pence (2001: 19.9 pence) and after goodwill amortisation and exceptional items was 19.2 pence (2001: 1.8 pence).

Dividends

Preference dividends were £39.3million (2001: £37.6 million). Interest and preference dividend cover, before exceptional losses on disposals, was 8.1 times (2001: 5.5 times). Proposed ordinary dividends for the year amount to £92.6 million (2001: £95.3 million) representing ordinary dividend cover, before exceptional items, of 1.6 times (2001: 1.6 times).

019

Capital expenditure

Gross capital expenditure in the period was £130.9 million (2001: £157.1 million) and represents 1.0 times depreciation (2001: 1.1 times). Capital expenditure net of disposals was £111.2 million (2001: £138.9 million) and 0.9 times depreciation (2001: 1.0 times). Capital expenditure in the next twelve months is estimated to be around £150 million to £160 million.

Working capital

Overall working capital declined by £101.1 million. After currency movements resulting in a decrease of £14.2 million and a reduction of £10.2 million arising from acquisitions and disposals, working capital decreased by £76.7 million. This was due to a reduction in stock of £33.1 million, in debtors of £74.1 million and lower creditors of £30.5 million.

Cash flow

Operating cash flow, (defined as EBITDA, before exceptional items, less net capital expenditure and working capital movement for the period), was £380.9 million (2001: £249.3 million), representing a cash conversion of operating profit before exceptional gains on disposal of 143 per cent (2001: 78 per cent). This was applied to paying tax of £43.2 million (2001: £83.9 million) and interest and dividends of £124.5 million (2001: £215.0 million). Net cash inflow before acquisitions, disposals and share buy backs was £206.4 million (2001: £155.9 million outflow). This was after an outflow of £4.4 million (2001: £104.3 million) arising from the impact of the US dollar hedging arrangements.

With the net cash inflow on acquisitions and disposals in the period amounting to £25.8 million and the share buyback of £19.9 million, the Group had net cash of £150.8 million (2001: net debt of £6.2 million) at the end of the period.

Taxation

The tax charge for the year was £71.5 million (2001: £86.9 million) representing an effective rate, before goodwill and exceptional gains on disposals of 26.4 per cent (2001: 29.0 per cent). During the period we have adopted Financial Reporting Standard No. 19 "Deferred Tax".

Return on investment

Return on invested capital was 8.2 per cent (2001: 9.5 per cent) and return on equity was 10.4 per cent (2001: 12.3 per cent). (To eliminate the distortion of the return on invested capital and return on equity caused by the disposals comparative ratios have been calculated using profits and year end balance sheets from continuing operations.)

Capital structure and financing

In the immediate future the Group's debt requirements will continue to be sourced from the banking market. The Group's bank debt facilities mainly comprise multi-currency facilities of £400 million maturing in April 2004. These facilities are subject to certain covenants relating to interest cover and net debt to EBITDA.

The Group has established a Global Medium Term Note Programme under which Tomkins may issue Notes in each of the main currencies up to a total maximum principal amount of £750 million. In December 2001, £150 million of 10 year bonds were issued at a coupon of 8.0 per cent and an issue price of 99.369 per cent. Borrowings under the Global Medium Term Note Programme form part of the overall financial strategy of the Group to diversify funding sources and to extend debt maturities. The initial £150m bond issue has been swapped into a floating interest rate and where appropriate has been used to repay existing bank borrowings.

FRS 17

Financial Reporting Standard No. 17 "Retirement benefits", ("FRS 17"), requires the progressive introduction of additional disclosures relating to pension funds. Under FRS17, the asset values and the discount rates for the liabilities are based on the financial markets existing at our financial year-end. If FRS17 had been adopted the principal effect would have been on the balance sheet.

At 30 April 2001 there would have been a net surplus of assets over liabilities in the defined benefit pension plans of £23 million. At 30 April 2002 this surplus had become a deficit of £133 million due to the impact of the reduction in the equity markets and also a reduction in the long-term discount rate applied to pension liabilities. Under FRS17 this deficit, after taking account of existing provisions of £25 million in respect of the unfunded pension arrangements, would have to be reflected in the balance sheet. The level of pension charge in the financial year would have been similar under FRS17.

The actuarial assumptions used to determine the investment strategy and funding rate of the defined benefit pension funds provide a longer term view of asset values and returns. Consequently there is no immediate requirement for significant additional cash injections into the funds.

Our defined benefit plans are primarily invested in equities and if equity values remain depressed for some time into the future, there will be a requirement to review the ongoing funding levels.

Management action has been taken to reduce the number of funds open to new entrants and we continue to monitor and review with our investment advisers the ongoing investment strategy for the assets of the funds.

Change of accounting reference date and introduction of quarterly reporting

The company's accounting reference date is to change from 30 April to 31 December to align it with the accounting reference dates of our major global competitors and with the calendar year periods used for economic and other statistical data in respect of our principal markets. Using an eight-month accounting period from 1 May 2002 to 31 December 2002 and adopting calendar year reporting thereafter will accomplish this change.

During our accounting year based on a 30 April accounting period end, approximately 60 per cent of profits of our Industrial & Automotive business have arisen in the first eight months. The revenues and profits of the Air Systems Components and Engineered & Construction Products have been evenly spread over the twelve month period.

We have also decided to introduce quarterly reporting with effect for the year ending 31 December 2003, commencing with the three month period to 31 March 2003. From that period onward, the Group's results will be reported in sterling under UK Generally Accepted Accounting Principles and also in US dollars under US Generally Accepted Accounting Principles.

The effects of these changes on the Company's reporting, dividend payments and Annual General Meeting schedules were set out in the announcement which accompanied the Trading Update statement issued on 17 May 2002. The impact on the dividend is neutral.

Consolidated profit and loss account

For the year ended 30 April 2002		2002				2001 (restated)			
	Notes	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation £ million	Exceptional items* £ million	Total £ million	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation £ million	Exceptional items* £ million	Total £ million
Turnover									
Continuing operations		3,373.8	-	-	3,373.8	3,335.1	-	-	3,335.1
Discontinued operations		-	-	-	-	770.4	-	-	770.4
	1	3,373.8	-	-	3,373.8	4,105.5	-	-	4,105.5
Operating profit									
Continuing operations		266.6	(10.6)	-	256.1	306.5	(9.3)	-	299.2
Discontinued operations		-	-	-	-	11.4	(0.2)	-	11.2
		266.6	(10.6)	-	256.1	319.9	(9.5)	-	310.4
Share of (losses)/profits of associates		(0.7)	-	-	(0.7)	0.1	-	-	0.1
Operating profit including associates	1 & 2	265.9	(10.6)	-	255.4	320.0	(9.5)	-	310.5
Loss on disposal of operations	14	-	-	(88.5)	(88.5)	-	-	(294.8)	(294.8)
Reversal of provision for loss on disposal of business	14	-	-	88.0	88.0	-	-	215.0	215.0
Provision for loss on business disposed of post year end:									
Impairment of goodwill		-	-	(3.5)	(3.5)	-	-	(42.2)	(42.2)
Impairment of assets		-	-	-	-	-	-	(23.8)	(23.8)
Profit on disposal of fixed assets		-	-	6.4	6.4	-	-	-	-
Profit before interest		265.9	(10.6)	2.4	257.8	320.0	(9.5)	(145.8)	164.7
Net interest		6.6	-	-	6.6	(20.7)	-	-	(20.7)
Profit on ordinary activities before tax		272.5	(10.6)	2.4	264.4	299.3	(9.5)	(145.8)	144.0
Before exceptional items		272.5	(10.6)	-	262.0	299.3	(9.5)	-	289.8
Exceptional items		-	-	2.4	2.4	-	-	(145.8)	(145.8)
Tax on profit on ordinary activities	3	(72.0)	3.3	(2.8)	(71.5)	(86.9)	-	-	(86.9)
Profit on ordinary activities after tax		200.5	(7.2)	(0.4)	192.9	212.4	(9.5)	(145.8)	57.1
Equity minority interest		(5.4)	-	-	(5.4)	(3.8)	-	-	(3.8)
Profit attributable to shareholders		195.1	(7.2)	(0.4)	187.5	208.6	(9.5)	(145.8)	53.3
Dividends on equity and non-equity shares	5	(131.9)	-	-	(131.9)	(132.9)	-	-	(132.9)
Retained profit/(loss)		63.2	(7.2)	(0.4)	55.6	75.7	(9.5)	(145.8)	(79.6)
Earnings per share									
Basic	4	20.14p			19.18p	19.04p			1.83p
Diluted	4	19.54p			18.78p	19.31p			1.83p
Dividends per ordinary share	5				12.00p				12.00p

Comparative figures have been restated. See note 16.

* Exceptional items exclude those relating to operating profit (see note 2).

023

Consolidated cash flow statement

For the year ended 30 April 2002	Notes	2002 £ million	2001 £ million
Cash flow from operating activities	6	492.1	388.2
Dividends received from associated undertakings		0.8	0.5
Returns on investments and servicing of finance	7	(34.4)	(64.6)
Tax paid (net)	7	(43.2)	(83.9)
Capital expenditure (net)	7	(111.2)	(138.9)
Financial investment	7	-	(0.1)
Acquisitions and disposals	7	(22.2)	1,258.5
Equity dividends paid		(93.3)	(152.8)
Net cash inflow before use of liquid resources and financing		188.6	1,206.9
Financing			
Share issues (net of costs)		1.0	2.8
Buy back of own shares		(19.9)	(340.9)
Mark to market of hedging instruments		(4.4)	(104.3)
Cash flow decreasing debt and lease financing		(164.5)	(843.3)
Net cash outflow from financing	7	(187.8)	(1,285.7)
Management of liquid resources			
Cash flow decreasing/(increasing) cash on deposit and collateralized cash	7	15.0	(27.4)
Increase/(decrease) in cash in the year		15.8	(106.2)

Reconciliation of net cash flow to movement in net funds/(debt)

For the year ended 30 April 2002	Notes	2002 £ million	2001 £ million
Increase/(decrease) in cash in the year		15.8	(106.2)
Cash flow decreasing debt and lease financing	7	164.5	843.3
Cash flow (decreasing)/increasing cash on deposit and collateralized cash	7	(15.0)	27.4
Change in net funds resulting from cash flows	8	165.3	764.5
(Collateralized cash)/loans and finance leases disposed with subsidiaries	8	(3.6)	18.9
Translation difference	8	(4.7)	12.5
Increase in net funds in the year		157.0	795.9
Net debt at 30 April 2001	8	(6.2)	(802.1)
Net funds/(debt) at 30 April 2002	9	150.8	(6.2)

024

Consolidated balance sheet

At 30 April 2002	Notes	2002 £ million		2001 (restated) £ million
Capital employed				
Fixed assets				
Intangible assets		185.1		192.2
Tangible assets		864.3		903.0
Investments		9.3		12.2
		1,058.7		1,107.4
Current assets				
Stock		413.0		473.5
Debtors	9	697.1		784.4
Cash		395.9		400.4
		1,506.0		1,658.3
Current liabilities				
Creditors: amounts falling due within one year	10	(889.1)		(933.5)
Net current assets		616.9		724.8
Total assets less current liabilities		1,675.6		1,832.2
Creditors: amounts falling due after more than one year	11	(255.3)		(425.8)
Provisions for liabilities and charges	12	(279.2)		(287.5)
Net assets		1,141.1		1,118.9
Capital and reserves				
Called up share capital				
Ordinary shares		38.6		39.1
Convertible cumulative preference shares		337.2		337.2
Redeemable convertible cumulative preference shares		426.8		426.7
		802.6		803.0
Share premium account		89.4		89.7
Capital redemption reserve		66.6		64.8
Profit and loss account		148.3		127.4
Shareholders' funds		1,106.9		1,084.9
Equity shareholders' funds	342.9		321.0	
Non-equity shareholders' funds	764.0		763.9	
Equity minority interest		34.2		34.0
		1,141.1		1,118.9

Comparative figures have been restated. See note 16.

025

Statement of total recognised gains and losses

For the year ended 30 April 2002		2002 £ million		2001 (restated) £ million
Profit attributable to shareholders		187.5		53.3
Foreign exchange translation:				
- group	(33.5)		(4.4)	
- associated undertakings	(0.4)		(0.1)	
		(33.9)		(4.5)
Total recognised gains and losses for the year		153.6		48.8
Prior year adjustment (see note 16)		32.9		-
Total recognised gains and losses since last annual report		186.5		48.8

Reconciliation of movement in shareholders' funds

For the year ended 30 April 2002	Notes		2002 £ million		2001 (restated) £ million
Total recognised gains and losses			153.6		48.8
Dividends	5		(131.9)		(132.9)
			21.7		(84.1)
Share issues (net of costs)			7.3		2.8
Buy back of own shares (including stamp duty, commissions and other costs)			(19.7)		(341.2)
Adjustment to prior year dividends in respect of share buy backs			0.2		6.6
Goodwill written back on disposals			9.3		732.2
Write back of impaired goodwill on proposed disposal			3.2		42.2
Net addition to shareholders' funds			22.0		358.5
Shareholders' funds at 30 April 2001		1,052.0		681.4	
Prior year adjustment (see note 16)		32.9		45.0	
			1,084.9		726.4
Shareholders' funds at 30 April 2002			1,106.9		1,084.9

Comparative figures have been restated. See note 16.

026

Notes to the preliminary announcement

1 Segmental analysis

	Turnover		Operating profit		Operating net assets at year end	
By activity:	2002 £ million	2001 £ million	2002 £ million	2001 (restated) £ million	2002 £ million	2001 £ million
Air Systems Components	516.4	487.9	53.8	55.3	144.9	138.8
Engineered & Construction Products	871.5	878.9	77.8	85.4	231.3	248.3
Industrial & Automotive	1,985.9	1,968.3	146.9	191.8	780.6	870.2
Food Manufacturing	-	562.1	-	26.0	-	-
Professional, Garden & Leisure Products	-	208.3	-	(14.5)	-	(4.9)
Central costs	-	-	(12.6)	(24.0)	(60.1)	(62.2)
	3,373.8	4,105.5	265.9	320.0	1,096.7	1,190.2
Goodwill amortisation (See note 16)	-	-	(10.5)	(9.5)	-	-
	3,373.8	4,105.5	255.4	310.5	1,096.7	1,190.2
By geographical origin:						
United States of America	2,380.5	2,498.1	225.6	237.1	686.3	773.6
United Kingdom	237.7	787.4	(7.6)	28.4	65.1	73.2
Rest of Europe	290.3	309.8	5.3	13.1	132.9	110.8
Rest of the World	465.3	510.2	42.6	41.4	212.4	232.4
	3,373.8	4,105.5	265.9	320.0	1,096.7	1,190.2
Goodwill amortisation (See note 16)	-	-	(10.5)	(9.5)	-	-
	3,373.8	4,105.5	255.4	310.5	1,096.7	1,190.2

The segmental presentation for operating profit has been adjusted to transfer items of a corporate nature, previously charged to the business segments, to central costs.

Operating profit includes the Group's share of the profits/(losses) of associated undertakings. The split of the profits/(losses) of associated undertakings analysed by class of business is Air Systems Components £nil (2001 - £nil), Engineered & Construction Products £nil (2001 – loss of £0.3 million), Industrial & Automotive loss of £0.7 million (2001 - £0.3 million), Food Manufacturing £nil (2001 - £0.3 million) and Professional, Garden & Leisure Products £nil (2001 – loss of £0.2 million). The split of the goodwill amortisation charged for the year, analysed by class of business, is Air Systems Components £8.6 million (2001 - £7.6 million), Engineered & Construction Products £0.4 million (2001 - £0.4 million), Industrial & Automotive £1.5 million (2001 - £1.3 million), Food Manufacturing £nil (2001 - £0.2 million) and Professional, Garden & Leisure Products £nil (2001 - £nil)

Comparative figures for goodwill amortisation have been restated. See note 16.

Details of businesses acquired and disposed of by segment are disclosed in note 14.

2 Operating exceptional items

	2002 £ million	2001 £ million
Operating profit is after (charging)/crediting the following operating exceptional items:		
Industrial & Automotive:		
Settlement of action against Bando Chemical Industries of Japan	-	18.7
Restructuring costs	(26.1)	(9.4)
Central costs:		
Strategic review costs	-	(5.9)
Total before tax	(26.1)	3.4
Tax attributable	6.2	(1.5)
Total after tax	(19.9)	1.9

The restructuring costs of £26.1 million primarily relate to the closure of the Wiper Systems facility in Dunstable and the rationalisation of manufacturing capacity in North America. In 2001 costs of £9.4 million related to the relocation of certain production from the Industrial & Automotive facility in Belgium to a new plant in Eastern Europe.

In January 1992, Gates filed an action, alleging copyright infringement, misappropriation of trade secrets and unfair competition against Bando Chemical Industries of Japan, as well as certain individual defendants. A settlement was agreed during the year ended 30 April 2001, resulting in an award in favour of the Group of $41.8 million (£29.1 million) including interest of $5.9 million (£4.1 million). The funds were received in May and June 2001. During the year ended 30 April 2002, Tomkins issued redeemable convertible cumulative preference shares, with a nominal value of $9.0 million (£6.3 million), to the former shareholders of Gates, equal to 80 per cent of the proceeds (net of costs of litigation since December 1995 and after tax) of the action. Provision for the issue of the shares was made in the year ended 30 April 2001. Of the balance of $32.8 million (£22.8 million), $27.0 million (£18.7 million) was credited to operating profit and $5.8 million (£4.1 million) to interest in the year ended 30 April 2001.

In the year ended 30 April 2001, costs of £5.9 million were incurred on a strategic review of the Group.

027

3 Taxation

	2002 £ million	2001 (restated) £ million
Current tax - UK	9.2	24.3
- Overseas	68.8	63.3
Deferred tax	(6.8)	(0.7)
Associated undertakings' tax	0.3	-
Tax on profit on ordinary activities	71.5	86.9

The tax charge on exceptional profits is £2.6 million (2001 - £nil). Comparative figures have been restated. See note 16.

4 Earnings per share

Basic earnings per share are calculated on a profit of £148.2 million (2001 - £15.7 million), representing the profit for the year of £55.6 million after adding back dividends payable to ordinary shareholders of £92.6 million (2001 - loss of £79.6 million and ordinary dividends of £95.3 million) and on 773,463,769 ordinary shares being the weighted average in issue during the year (2001 - 857,685,690).

Diluted earnings per share are calculated on an adjusted weighted average number of ordinary shares of 998,355,225 (2001 - 857,711,519) after allowing for the exercise of 553,087 share options (2001 - 25,829) and are calculated on a profit of £187.5 million (2001 - £15.7 million). In 2002 the weighted average number of shares also allows for the conversion of preference shares equaling to 224,338,369 ordinary shares and earnings were adjusted for the preference dividend of £39.3 million. In 2001 the preference shares were anti-dilutive and therefore were excluded from the calculation.

The directors have also presented the earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a more consistent measure of underlying year on year performance.

Basic earnings per share before goodwill amortisation and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets are calculated on profit attributable to ordinary shareholders of £156.8 million (2001 - £171.0 million) which is stated before goodwill amortisation after tax of £7.2 million (2001 - £9.5 million) and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets after tax of £0.4 million (2001 - £145.8 million). Diluted earnings per share before goodwill amortisation and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets are based on adjusted earnings of £195.1 million (2001 - £208.6 million) after adjusting for the preference dividend of £39.3 million (2001 - £37.6 million). Based upon these earnings the preference shares are dilutive for both years. Therefore diluted earnings per share before goodwill amortisation and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets are calculated on an adjusted weighted average number of ordinary shares of 998,355,225 (2001 - 1,080,187,361) after allowing for the conversion of preference shares equating to 224,338,369 ordinary shares (2001 - 222,475,842) and the exercise of 553,087 share options (2001 - 25,829).

5 Dividends on equity and non-equity shares

			2002 £ million	2001 £ million
Ordinary shares:				
Interim 4.60p (2001 - 4.60p) paid 8 April 2002			35.5	37.4
Proposed final 7.40p (2001 – 7.40p) to be paid 7 October 2002			57.1	57.9
			92.6	95.3
Preference shares:	Convertible cumulative £ million	Redeemable convertible cumulative £ million		
Accrued at 30 April 2001	(4.1)	(3.8)	(7.9)	(7.4)
Foreign exchange translation	-	-	-	(0.7)
Paid during year	20.3	18.8	39.1	37.8
Accrued at 30 April 2002	4.2	3.9	8.1	7.9
	20.4	18.9	39.3	37.6
Total dividends			131.9	132.9

028

6 Reconciliation of operating profit to operating cash flows

	2002 £ million	2001 (restated) £ million
Operating profit	256.1	310.4
Depreciation (net of capital government grants)	130.1	145.7
(Profit)/loss on sale of tangible fixed assets	(1.0)	1.1
Amortisation of goodwill	10.6	9.5
Amortisation of long term loyalty plan shares	0.8	1.0
Post-retirement benefits	(1.1)	(0.4)
Other provisions	20.0	(1.2)
Decrease in stock	33.1	28.6
Decrease in debtors	74.1	66.1
Decrease in creditors	(30.6)	(172.6)
Net cash inflow from operating activities	492.1	388.2

Comparative figures have been restated. See note 16.

029

Notes to the preliminary announcement

7 **Analysis of cash flow for headings netted in the consolidated cash flow statement**

		2002 £ million		2001 £ million
Returns on investments and servicing of finance:				
Interest received		53.1		71.6
Interest paid		(43.7)		(94.2)
Interest element of finance lease rental payments		(1.5)		(1.8)
Preference dividends paid		(39.1)		(37.8)
Investment by minority shareholder		5.0		0.9
Dividends paid to subsidiary companies' minority shareholders		(8.2)		(3.3)
Net cash outflow from returns on investments and servicing of finance		(34.4)		(64.6)
Tax paid:				
Tax paid		(67.2)		(103.9)
Tax received		24.0		20.0
Net cash outflow from tax paid		(43.2)		(83.9)
Capital expenditure:				
Purchase of tangible fixed assets		(130.9)		(157.1)
Sale of tangible fixed assets		19.7		18.2
Net cash outflow from capital expenditure		(111.2)		(138.9)
Financial investment:				
Purchase of fixed asset investments		-		(0.1)
Acquisitions and disposals:				
Purchase of subsidiary undertakings		(28.6)		(5.5)
Net overdrafts acquired with subsidiary undertakings		(1.2)		-
Purchase of associated undertakings		-		(0.6)
Sale of subsidiary undertakings		47.4		1,337.8
Net cash disposed with subsidiary undertakings		(39.8)		(73.2)
Net cash (outflow)/inflow from acquisitions and disposals		(22.2)		1,258.5
Financing:				
Share issues (net of costs)		1.0		2.8
Buy back of own shares		(19.9)		(340.9)
Mark to market of hedging instruments		(4.4)		(104.3)
Debt due within one year:				
Decrease in short term borrowings	(139.4)		(60.8)	
Additional bank loans	2.9		3.9	
Repayment of other loans	(2.1)		(2.6)	
Debt due after more than one year:				
Additional bank and other loans	150.7		-	
Repayment of bank and other loans	(172.9)		(783.3)	
Capital element of finance lease rental payments	(3.7)		(0.5)	
Cash flow decreasing debt and lease financing		(164.5)		(843.3)
Net cash outflow from financing		(187.8)		(1,285.7)
Management of liquid resources:				
Decrease/(increase) in cash deposits		11.5		(29.0)
Decrease in collateralized cash		3.5		1.6
Cash flow decreasing/(increasing) cash on deposit and collateralized cash		15.0		(27.4)

030

Notes to the preliminary announcement

8 Analysis of net funds/(debt)

	30 April 2002 £ million	Cash flow £ million	Disposals (excluding cash and overdrafts) £ million	Other non-cash changes £ million	Exchange movement £ million	30 April 2001 £ million
Cash on demand	134.1	13.3	-	-	(2.1)	122.9
Overdrafts	(37.9)	2.5	-	-	0.8	(41.2)
		15.8				
Debt due after more than one year	(166.6)	22.2	-	140.2	(0.3)	(328.7)
Debt due within one year	(22.3)	138.6	-	(140.2)	0.8	(21.5)
Finance leases	(20.0)	3.7	-	-	0.3	(24.0)
		164.5				
Cash on deposit	261.8	(11.5)	-	-	(4.2)	277.5
Collateralized cash	1.7	(3.5)	(3.6)	-	-	8.8
		(15.0)				
Net funds/(debt)	150.8	165.3	(3.6)	-	(4.7)	(6.2)

9 Debtors

	2002 £ million	2001 (restated) £ million
Amounts falling due within one year:		
Trade debtors	499.5	526.5
Amounts owing by associated undertakings	-	0.2
Amounts recoverable on long term contracts	10.9	37.6
Corporation tax	12.3	35.0
Deferred tax (see note 16)	39.2	37.4
Other taxes and social security	5.8	3.2
Other debtors	26.2	60.6
Prepayments and accrued income	56.0	63.9
Collateralized cash	1.7	8.8
	651.6	772.4
Amounts falling due after more than one year:		
Deferred tax (see note 16)	10.1	5.9
Other debtors	35.4	6.1
	697.1	784.4

Comparative figures have been restated. See note 16.

Notes to the preliminary announcement

10 Creditors: amounts falling due within one year

	2002 £ million	2001 (restated) £ million
Unsecured loan notes	1.8	3.9
Other loans	0.7	0.1
Obligations under finance leases	4.0	3.8
Bank loans and overdrafts	57.7	59.7
Amounts due on long term contracts	0.7	1.3
Trade creditors	236.9	270.8
Bills of exchange payable	1.4	1.4
Corporation tax (see note 16)	297.9	272.0
Other taxes and social security	15.2	17.2
Other creditors	80.9	86.5
Proposed and accrued dividends	65.2	65.8
Accruals and deferred income	136.7	152.0
	899.1	933.5

Comparative figures have been restated. See note 16.

11 Creditors: amounts falling due after more than one year

	2002 £ million	2001 £ million
Other loans	163.7	11.1
Obligations under finance leases	16.0	20.2
Bank loans	2.9	317.6
Other creditors	67.3	72.0
Accruals and deferred income	5.4	4.9
	255.3	425.8

12 Provisions for liabilities and charges

	Post-retirement benefits £ million	Other provisions £ million	Deferred Tax (restated) £ million	Total (restated) £ million
At 30 April 2001				
As previously stated	209.8	67.7	127.9	405.4
Prior year adjustment (see note 16)	-	-	(117.9)	(117.9)
As restated	209.8	67.7	10.0	287.5
Foreign exchange translation	(3.1)	(0.3)	(0.4)	(3.8)
Charge for the year	14.8	28.5	0.1	43.4
Subsidiaries disposed	(0.3)	(1.1)	(0.4)	(1.8)
Utilised during the year	(15.9)	(30.2)	-	(46.1)
At 30 April 2002	205.3	64.6	9.3	279.2

Comparative figures have been restated. See note 16.

13 Contingencies

The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost. The maximum amount covered by these arrangements at 30 April 2002 was £117.6 million (2001 - £124.0 million) and £1.7 million (2001 - £5.2 million) respectively. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries.

The Group is also, from time to time, party to legal proceedings and claims, which arise in the ordinary course of the business.

The directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

14 Acquisitions and disposals

Acquisitions
Tomkins acquired American Metal Products Company and the business and assets of Superior Rex on 13 November 2001 and 19 November 2001 respectively, for a combined consideration of $45.0 million (£31.2 million). These acquisitions are included within the Air Systems Components group.

In addition, cash of £2.4 million was received during the year that related to acquisitions made in earlier years.

Disposals
Engineered & Construction Products
Sunvic Controls Limited was sold on 27 July 2001 for a total consideration, net of costs, of £1.8 million. £4.0 million of goodwill previously written off to reserves was written off to the profit and loss account, resulting in a loss on sale of £4.5 million.

Industrial & Automotive
Totectors Limited and The Northern Rubber Company Limited were sold on 25 May 2001 and 11 September 2001 respectively for a total consideration, net of costs, of £23.0 million. £5.3 million of goodwill previously written off to reserves was written off to the profit and loss account, resulting in a profit on sale of £4.2 million.

On 17 December 2001, the bellows business of Standard Thomson was sold for a cash consideration, net of costs, of $1.6 million (£1.1 million) resulting in a loss on sale of £1.0 million.

Professional, Garden & Leisure Products
On 11 May 2001 Tomkins sold Smith & Wesson Corp. for a consideration of $15.0 million (£10.6 million). The purchaser also paid $20.0 million (£14.1 million) of an outstanding loan of $73.8 million (£52.0 million) due from Smith & Wesson Corp. to Tomkins Corporation. Of the remaining $53.8 million (£37.9 million), $30.0 million (£21.1 million) will be repaid on an amortising basis over the seven years commencing in May 2004 and $23.8 million (£16.8 million) was included in the equity capital acquired by the purchaser. Interest on the outstanding loan balance will continue at nine per cent per annum. There was a loss on sale of £65.8 million of which a provision of £66.0 million was made in the year ended 30 April 2001.

Costs of £1.4 million relating to the ongoing sale of companies were incurred during the year.

15 Post balance sheet events

On 15 May 2002 Tomkins sold the Consumer and Industrial Division of Gates (U.K.) Limited for a cash consideration of £24.0 million. On 24 May 2002 Lasco Composites was sold for a cash consideration of $43.5 million (£29.8 million).

Notes to the preliminary announcement

16 Basis of preparation

The accounts are for the 365 days ended 30 April 2002. The comparative figures are for the 366 days ended 30 April 2001.

The preliminary announcement is prepared on the basis of the accounting policies as stated in the previous year's financial statements with the exception of those that have been changed in order to comply with new accounting standards.

Financial Reporting Standard No. 17 "Retirement benefits" ("FRS 17") is effective for the year ended 30 April 2002. As permitted by the transitional arrangements of the Standard the Group has elected to defer implementation of FRS 17.

Financial Reporting Standard No. 18 "Accounting Policies" has been adopted in these accounts. No adjustments were necessary as a result of the adoption.

The accounting policy for deferred tax has been amended to conform to Financial Reporting Standard No. 19 "Deferred Tax" ("FRS 19"), the adoption of which has resulted in the following restatement of comparative figures:

	30 April 2001			
	As previously disclosed £million	Recognition of deferred tax assets £million	Transfer to corporation tax creditor £million	Restated £million
Fixed assets	1,114.9	(7.5)	-	1,107.4
Net current assets	801.7	43.3	(120.2)	724.8
Total assets less current liabilities	1,916.6	35.8	(120.2)	1,832.2
Creditors: amounts falling due after more than one year	(425.8)	-	-	(425.8)
Provisions	(405.4)	(2.3)	120.2	(287.5)
Net assets	1,085.4	33.5	-	1,118.9
Equity minority interest	(33.4)	(0.6)	-	(34.0)
Shareholders' funds	1,052.0	32.9	-	1,084.9

Goodwill amortisation for the year ended 30 April 2001 has reduced by £0.4 million. In addition, as a result of the recognition of deferred tax assets in the balance sheets of subsidiaries disposed, the loss on disposal of operations for the year ended 30 April 2001 has increased by £13.9 million. Comparative figures have been restated.

17 Preliminary results

The financial information set out above does not constitute the Company's statutory accounts for the years ended 30 April 2002 or 2001 but is derived from those accounts. Statutory accounts for the year ended 30 April 2001 have been delivered to the Registrar of Companies and those for the year ended 30 April 2002 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under S237(2) or (3) Companies Act 1985.